SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-24805

Littlefield Corporation
(Exact name of registrant as specified in its charter)

2501 North Lamar Boulevard
Austin, Texas 78705
(Address of principal executive office)
Issuer's telephone number:   (512) 476-5141

Common Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remain)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

[ ] Rule 12g-4(a)(1)

[ ] Rule 12g-4(a)(2)

[ X ] Rule 12h-3(b)(1)(i)

[ ] Rule 12h-3(b)(1)(ii)

[ ] Rule 15d-6

Approximate number of holders of record as of the certification or notice date:  105

Pursuant to the requirements of the Securities Exchange Act of 1934, Littlefield Corporation has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

LITTLEFIELD CORPORATION

By:	/s/ James Recks
James Recks President & Chief Executive Officer

Date:  February 4, 2013